SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 18 April 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐            Form 40-F-☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

News Release – Rights Offering

April 18, 2012

Ivanhoe Mines announces agreement to proceed

with a US$1.8 billion rights offering, open to all shareholders,

with a standby commitment from Rio Tinto

VANCOUVER, CANADA – Ivanhoe Mines announced today that it has agreed to proceed with a rights offering to holders of common shares of Ivanhoe Mines to raise up to approximately US$1.8 billion in gross proceeds as part of a memorandum of agreement with majority shareholder Rio Tinto.

The rights offering will be supported by a standby commitment for the full amount from Rio Tinto, or a member of the Rio Tinto Group.

All existing shareholders of Ivanhoe Mines, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares of Ivanhoe Mines at a subscription price of C$8.34.

This rights offering will follow a procedure similar to the rights offering completed by Ivanhoe Mines in January 2011.

The proceeds of the rights offering will be used as part of the comprehensive financing plan to cover all projected capital requirements for the company’s flagship Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia for the next four to five years.

Rio Tinto will receive a commitment fee from Ivanhoe Mines equal to 4% of the rights offering’s gross proceeds, which Rio Tinto may elect to reinvest in Ivanhoe shares.

Ivanhoe Mines has agreed to file a rights-offering preliminary prospectus with Canadian securities regulators in early May, to be followed by the filing of a final prospectus as soon as practicable, and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission.

This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States; nor shall there be any sale of securities mentioned in this news release in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, whether or not the above contemplated rights offering or financing plan will be successfully completed in the future, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the headings “Risk Factors” and “Risks and Uncertainties” elsewhere in the Company’s periodic filings with Canadian and U.S. securities regulators. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 18 April 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary